Multi Ways Holdings Limited

3E Gul Circle

Singapore 629633

February 23, 2023

Via Edgar Correspondence

Mr. Patrick Fullem

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Multi Ways Holdings Limited Registration Statement on Form F-1 Filed February 8, 2023 File No. 333-269641

Dear Mr. Fullem,

This letter is in response to the letter dated February 22, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Multi Ways Holdings Limited (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment No. 1 to the Registration Statement”) is being submitted to accompany this letter.

Registration Statement on Form F-1 filed February 8, 2023

Management

Compensation of Executive Directors and Executive Officers, page 100

1. Please update your compensation disclosure to reflect the fiscal year ended December 31, 2022.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we updated the compensation disclosure on page 100 of the Amendment No. 1 to the Registration Statement.

Resale Shareholders, page Alt-5

2. Disclosure provides MWE Investments will beneficially own 72.62% of the shares after the offering. Please reconcile this with your disclosure on page 102.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify for the Staff that MWE Investments is registering (a) 1.2 million ordinary shares in the public offering prospectus (the “Public Resale Shares”) and (b) 1.8 million additional ordinary shares in the resale prospectus (the “Additional Resale Shares”). In the Principal and Selling Shareholder section on page 102, we assumed no sale of the Additional Resale Shares. Similarly, in the Resale Shareholders section on page Alt-5, we assumed no sale of the Public Resale Shares. As a result, the number and percentage of ordinary shares held by MWE Investments after the offering is different in the two prospectuses. We have kept the disclosure as is in the Amendment No. 1 to the Registration Statement.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ James Lim Eng Hock
Name:	James Lim Eng Hock
Title:	Chief Executive Officer